

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2011

Ruth Porat
Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

Re: **Morgan Stanley**
Form 10-Q for Quarterly Period Ended
September 30, 2010
Filed November 8, 2010
File No. 001-11758

Dear Ms. Porat:

We have reviewed your response letter dated February 14, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Ruth Porat
Morgan Stanley
February 17, 2011
Page 2

Form 10-Q for the quarterly period ended September 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resource, page 118

1.   We note your response to our prior comment two. Please clarify for us whether any third
        parties, including any clearing bank, hold liens on securities that have been reversed to
        the company on an overnight basis by its subsidiaries. To the extent these liens exist, tell
        us how you concluded it would be appropriate to include these assets in your Global
        Liquidity Reserve.

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at
202-551-3438 if you have questions.

                                                        Sincerely,

                                                        Robert Telewicz
                                                        Senior Staff Accountant